July 21, 2020

Ms. Abby Adams

Office of Healthcare and Insurance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inozyme Pharma, Inc.

Registration Statement on Form S-1 (as amended) (SEC File No. 333-239648)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Inozyme Pharma, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on July 23, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,020 copies of the Preliminary Prospectus dated July 20, 2020 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BOFA SECURITIES, INC.

COWEN AND COMPANY, LLC

PIPER SANDLER & CO.

As Representatives of the several underwriters

[SIGNATURE PAGES FOLLOW]

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
	Name:	Michael Liloia
	Title:	Director

COWEN AND COMPANY, LLC

By:	/s/ Mariel A. Healy
	Name:	Mariel A. Healy
	Title:	Managing Director

PIPER SANDLER & CO.

By:	/s/ Neil A. Riley
	Name:	Neil A. Riley
	Title:	Managing Director

As representatives of the several underwriters.

cc: Ilir Mujalovic, Partner, Shearman & Sterling LLP

[Signature Page to Acceleration Request Letter]